ANNEX A

TRANSACTIONS

The following table sets forth all transactions with respect to Subordinate Voting Shares effected in the last 60 days by the Reporting Persons or on behalf of the Reporting Persons in respect of Subordinate Voting Shares, inclusive of any transactions effected through 4:00 p.m., New York City time, on December 17, 2024.

Date	Effected By	Nature of Transaction	Amount	Price
12/02/2024	George Archos	Acquisition from the settlement of vested restricted stock units under the Plan	35,213	$0
12/03/2024	George Archos	Open market sale related to “sell to cover” transaction with respect to tax obligations arising from the settlement of restricted stock units	8,751	$1.3822	(1)

(1) Represents a weighted average sale price for multiple sale transactions ranging from $1.36 to $1.39 per share, as converted from Canadian dollars. Mr. Archos hereby undertakes to provide upon request to the SEC staff, the Issuer or a security holder of the Issuer full information regarding the number of shares and prices at which the transaction was effected.